Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2022 AND 2021

(Unaudited)

Maverix Metals Inc. Condensed Interim Consolidated Statements of Financial Position
(in thousands of United States dollars - unaudited)

	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$10,907	$17,059
Accounts receivable	9,793	7,889
Prepaid gold interests (Note 5)	11,800	7,618
Investments (Note 6)	3,292	2,689
Prepaid expenses and other	656	1,000
Total current assets	36,448	36,255

Non-current assets
Royalty, stream and other interests (Note 3 and 4)	316,716	314,907
Prepaid gold interests (Note 5)	40,221	40,084
Deferred financing costs and other	1,201	1,289
Total assets	$394,586	$392,535

Liabilities
Current liabilities
Trade and other payables	$2,035	$2,910
Total current liabilities	2,035	2,910

Non-current liabilities
Credit facility (Note 7)	12,500	12,500
Deferred tax liability (Note 13)	6,297	5,311
Total liabilities	20,832	20,721

Equity
Capital and reserves
Share capital (Note 8a)	338,204	336,801
Reserves	10,065	10,008
Accumulated other comprehensive (loss) income	(932)	274
Retained earnings	26,417	24,731
Total equity	373,754	371,814
Total liabilities and equity	$394,586	$392,535

Contractual Obligations (Note 16) Subsequent Events (Note 17) The accompanying notes are an integral part of these condensed interim consolidated financial statements.
ON BEHALF OF THE BOARD:

“signed” Geoff Burns, Director “signed” Dan O’Flaherty, Director

2

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(in thousands of United States dollars, except for per share and share data - unaudited)

	Three months ended
	March 31
	2022	2021
Royalty revenue (Note 14)	$6,866	$6,883
Sales (Note 14)	7,788	6,197
Total revenue	14,654	13,080

Cost of sales, excluding depletion	(4,669)	(1,629)
Depletion (Note 4)	(3,394)	(3,539)
Total cost of sales	(8,063)	(5,168)
Gross profit	6,591	7,912

Administration expenses (Note 9)	(1,641)	(1,415)
Project evaluation expenses (Note 9)	(931)	(1,095)
Change in fair value of prepaid gold interests (Note 5)	1,519	-
Income from operations	5,538	5,402

Other income and expenses
Gain on royalty transactions (Note 3b)	-	10,983
Gain on conversion of debenture (Note 3b)	-	2,410
Foreign exchange gain (loss)	145	(44)
Other (expense) income	(64)	46
Finance expense	(309)	(294)
Income before income taxes	5,310	18,503

Income tax expense (Note 13)	(1,787)	(3,734)
Net income	$3,523	$14,769

Earnings per share (Note 10)
Basic earnings per share	$0.02	$0.10
Diluted earnings per share	$0.02	$0.10

Weighted average number of common shares outstanding:
Basic	146,898,689	140,775,953
Diluted	149,348,007	147,054,535

Other Comprehensive Income
Net income	$3,523	$14,769
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments, net of tax (Note 6)	(1,206)	(1,398)
Comprehensive income	$2,317	$13,371

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Maverix Metals Inc. Condensed Interim Consolidated Statements of Cash Flows
(in thousands of United States dollars - unaudited)

	Three months ended
	March 31
	2022	2021
Operating activities
Net income	$3,523	$14,769

Non-cash cost of sales related to prepaid gold interests (Note 5)	3,199	-
Depletion and amortization	3,408	3,576
Share-based compensation	484	344
Change in fair value of prepaid gold interests (Note 5)	(1,518)	-
Gain on royalty transactions (Note 3b)	-	(10,983)
Gain on conversion of debenture (Note 3b)	-	(2,410)
Foreign exchange (gain) loss and other	(106)	200
Finance expense	309	294
Income tax expense	1,787	3,734
Withholding and income taxes paid	(537)	(526)
Changes in non-cash working capital (Note 11)	(2,530)	4,481
Net cash provided by operating activities	$8,019	$13,479

Investing activities
Acquisition of royalty, stream and other interests (Note 3 and 4)	(5,033)	(82)
Acquisition of prepaid gold interest (Note 5)	(6,000)	-
Proceeds from buy back of royalty interest and other	-	49,500
Acquisition of investments (Note 6)	(2,034)	-
Proceeds from disposal of equity investments (Note 6)	-	11,186
Net cash (used in) provided by investing activities	$(13,067)	$60,604

Financing activities
Repayment of credit facility (Note 7)	-	(32,000)
Financing costs and interest paid	(244)	(234)
Dividends paid (Note 8e)	(1,837)	(1,408)
Proceeds from exercise of stock options (Note 8b and 8c)	976	1,128
Net cash used in financing activities	$(1,105)	$(32,514)

Effect of exchange rate changes on cash and cash equivalents	1	(26)
(Decrease) increase in cash and cash equivalents	(6,152)	41,543
Cash and cash equivalents at the beginning of the period	17,059	7,760
Cash and cash equivalents	$10,907	$49,303

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive (loss) income $	Retained earnings $	Total equity $
As at December 31, 2021	146,720,355	336,801	5,094	4,914	274	24,731	371,814
Total comprehensive income	-	-	-	-	(1,206)	3,523	2,317
Dividend declared (Note 8e)	-	-	-	-	-	(1,837)	(1,837)
Shares issued for options exercised (Note 8c)	470,678	1,327	-	(351)	-	-	976
Share-based compensation	15,361	76	-	408	-	-	484
As at March 31, 2022	147,206,394	338,204	5,094	4,971	(932)	26,417	373,754

As at December 31, 2020	140,488,309	318,530	6,609	4,045	4,326	7,479	340,989
Total comprehensive income	-	-	-	-	(1,398)	14,769	13,371
Dividend declared (Note 8e)	-	-	-	-	-	(1,408)	(1,408)
Shares issued for options exercised (Note 8c)	664,351	1,713	-	(585)	-	-	1,128
Share-based compensation	1,026	5	-	339	-	-	344
As at March 31, 2021	141,153,686	320,248	6,609	3,799	2,928	20,840	354,424

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects or other interests. Royalty interests (“Royalty” or “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of the life of mine production or a specified time period.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on May 12, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financial Statements”).

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s 2021 Annual Financial Statements. The Company’s interim results are not necessarily indicative of its results for a full year.

b)	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The unaudited condensed interim consolidated financial statements are presented in United States dollars (“USD”), unless otherwise noted.

c)	Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial.

6

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, could have negative impacts on the underlying operator to continue operations of the Omolon hub where the Company owns a 2.5% GRR. As at March 31, 2022, the Company has not recorded any adjustments related to these previously described events.

3.	ROYALTY TRANSACTIONS

a)	During the Three Months Ended March 31, 2022

Acquisition of Gold Royalties in Nevada

In March 2022, the Company acquired three royalties on gold projects located in Nevada from an indirect, wholly owned subsidiary of Waterton Precious Metals Fund II Cayman, LP in exchange for a $5.0 million cash payment. The royalty package includes a 3.5% to 4% NSR royalty on the Lewis property owned by Gold Standard Ventures Corp. (“Gold Standard”) and two other royalties on exploration ground which either form part of or are adjacent to Gold Standard’s South Railroad project.

b)	During the Three Months Ended March 31, 2021

Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, previously owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $40.0 million (the “Additional Royalty”). Under the Additional Royalty agreement, TMAC had the right to buy back the entire Additional Royalty for a cash payment of $50.0 million in the event of a change of control transaction of TMAC (as defined in the Additional Royalty agreement) that was announced prior to June 30, 2021. In February 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) completed the acquisition of TMAC. Concurrent with the acquisition, Agnico Eagle provided notice to the Company and exercised the buyback right with respect to 1.5% of the total 2.5% NSR royalty the Company owned on the Hope Bay mine. As a result of the buy back, the Company received $50.0 million and recorded a gain on the buy back of the Hope Bay royalty interest of $11.0 million. The Company has retained a 1% NSR royalty on the Hope Bay mine that is not subject to any reductions.

Additional El Mochito Stream

In March 2021, Maverix converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the existing El Mochito silver Stream (the “Additional Silver Stream”). The Company used a discounted cash flow model to determine the fair value of the Additional Silver Stream and recognized a $2.4 million gain on the conversion of the debenture. The discounted cash flow model used a discount rate of 10% and a silver price based on analyst metal price projections and management expectations.

7

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

4.	ROYALTY, STREAM AND OTHER INTERESTS

As at and for the three months ended March 31, 2022:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(5,477)	(86)	(5,563)	3,858
Camino Rojo	MEX	40,195	-	40,195	(69)	(627)	(696)	39,499
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	9,068
El Mochito	HON	11,144	-	11,144	(4,054)	(232)	(4,286)	6,858
Florida Canyon	USA	12,823	-	12,823	(3,709)	(169)	(3,878)	8,945
Gemfield	USA	8,799	-	8,799	-	-	-	8,799
Hope Bay	CAN	23,305	-	23,305	(2,508)	-	(2,508)	20,797
Karma	BFA	20,080	-	20,080	(7,702)	(276)	(7,978)	12,102
La Colorada	MEX	17,400	-	17,400	(5,287)	(190)	(5,477)	11,923
McCoy-Cove	USA	18,553	-	18,553	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,922)	(64)	(2,986)	714
Moss	USA	20,283	-	20,283	(7,241)	(329)	(7,570)	12,713
Mt Carlton	AUS	9,436	-	9,436	(8,270)	(120)	(8,390)	1,046
Omolon	RUS	33,899	-	33,899	(9,795)	(692)	(10,487)	23,412
Recuperada	PER	3,207	20	3,227	-	(270)	(270)	2,957
San Jose	MEX	5,500	-	5,500	(3,827)	(143)	(3,970)	1,530
Silvertip	CAN	4,340	-	4,340	(454)	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(3,066)	(26)	(3,092)	209
Other	Various	107,422	5,013	112,435	(15,749)	-	(15,749)	96,686
Total(1)		395,037	5,033	400,070	(80,130)	(3,224)	(83,354)	316,716

(1)	Royalty, stream and other interests include non-depletable assets of $85.4 million and depletable assets of $231.3 million.

8

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

As at and for the year ended December 31, 2021:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Inventory Adjustment	Disposals	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(4,763)	(714)	-	-	(5,477)	3,944
Camino Rojo	MEX	40,173	22	40,195	-	(69)	-	-	(69)	40,126
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	-	9,068
El Mochito	HON	7,734	3,410	11,144	(2,638)	(1,348)	(68)	-	(4,054)	7,090
Florida Canyon	USA	12,823	-	12,823	(2,901)	(808)	-	-	(3,709)	9,114
Gemfield	USA	8,799	-	8,799	-	-	-	-	-	8,799
Hope Bay	CAN	63,324	(40,019)	23,305	(3,621)	(389)	-	1,502	(2,508)	20,797
Karma	BFA	20,080	-	20,080	(6,054)	(1,648)	-	-	(7,702)	12,378
La Colorada	MEX	17,400	-	17,400	(4,433)	(854)	-	-	(5,287)	12,113
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,387)	(535)	-	-	(2,922)	778
Moss	USA	20,283	-	20,283	(5,097)	(1,993)	(151)	-	(7,241)	13,042
Mt Carlton	AUS	9,436	-	9,436	(6,742)	(1,528)	-	-	(8,270)	1,166
Omolon	RUS	10,093	23,806	33,899	(3,492)	(6,303)	-	-	(9,795)	24,104
San Jose	MEX	5,500	-	5,500	(2,893)	(934)	-	-	(3,827)	1,673
Silvertip	CAN	4,340	-	4,340	(454)	-	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,847)	(219)	-	-	(3,066)	235
Other	Various	100,769	9,860	110,629	(15,426)	(323)	-	-	(15,749)	94,880
Total(1)		397,958	(2,921)	395,037	(63,748)	(17,665)	(219)	1,502	(80,130)	314,907

(1)	Royalty, stream and other interests include non-depletable assets of $80.3 million and depletable assets of $234.6 million.

5.	PREPAID GOLD INTERESTS

In January 2022, the Company entered into a prepaid gold interest agreement with Elevation Gold Mining (“Elevation”). The Company made a cash payment of $6.0 million to Elevation and in return Elevation will provide the Company six quarterly deliveries of certain amounts of gold plus the equivalent amount of gold equal to $1.0 million beginning in March 2022. The Company will make ongoing cash payments equal to 5% of the spot gold price for each gold ounce delivered.

In September 2021, Maverix entered into an agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The Company made a cash payment of $50.0 million to acquire a gold interest that will deliver 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Maverix per quarter. Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Maverix, Auramet shall have the option to terminate the stream for a cash payment of $5.0 million less certain cash flows related to the gold deliveries.

9

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The following table summarizes the prepaid gold interests as at March 31, 2022 and changes from the acquisition dates:

Prepaid Gold Interests
Opening Balance, September 2021	$50,103
Gold deliveries	(3,711)
Change in fair value	1,310
Balance at December 31, 2021	47,702
Additions	6,000
Gold deliveries	(3,199)
Change in fair value	1,518
Balance at March 31, 2022	52,021
Less: Current portion	(11,800)
Non-current portion	$40,221

During the three months ended March 31, 2022, the Company recognized a gain of $1.5 million as a result of changes in the fair value of the prepaid gold interests ($nil for the comparable period in 2021). The non-cash partial settlement of the prepaid gold interests included in cost of sales for the three months ended March 31, 2022 is $3.2 million ($nil for the comparable period in 2021).

6.	INVESTMENTS

As at and for the three months ended March 31, 2022:

	Balance at December 31, 2021	Additions	Disposals	Fair Value Adjustments	Balance at March 31, 2022
Short-term investments:
Common shares(1)	$2,678	$1,811	$-	$(1,430)	$3,059
Warrants(2)	11	223	-	(1)	233
Total investments	$2,689	$2,034	$-	$(1,431)	$3,292

(1)	Fair value adjustments recorded within Other comprehensive income.

(2)	Fair value adjustments recorded within Net income.

During the three months ended March 31, 2022, the Company acquired $2.0 million worth of units of Elevation at a price of C$0.53 per unit. Each unit consisted of one common share and one common share purchase warrant of Elevation which entitles the holder to purchase one common share of Elevation at a price of C$0.70 per warrant for a period of 60 months from closing.

As at and for the year ended December 31, 2021:

	Balance at December 31, 2020	Additions	Disposals	Fair Value Adjustments	Debenture Conversion	Balance at December 31, 2021
Short-term investments:
Common shares(1)	$18,190	$372	$(11,196)	$(4,688)	$-	$2,678
Warrants(2)	48	21	-	(58)	-	11
Total short-term investments	$18,238	$393	$(11,196)	$(4,746)	$-	$2,689

Non-current investment:
Convertible debenture(2)	$1,000	$-	$-	$2,410	$(3,410)	$-
Total investments	$19,238	$393	$(11,196)	$(2,336)	$(3,410)	$2,689

(1)	Fair value adjustments recorded within Other comprehensive income.

(2)	Fair value adjustments recorded within Net income.

As part of a financing conducted by a company Maverix had an investment in, Maverix agreed to exercise 19.5 million share purchase warrants at CAD$0.40 per common share and sell the underlying common shares received for CAD$0.50 per common share for total proceeds of $7.7 million (CAD$9.8 million) which closed in February 2021.

10

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

7.	CREDIT FACILITY

The following table summarizes the Company’s $160.0 million revolving credit facility (the “Credit Facility”) as at March 31, 2022 and changes during the three months then ended:

Credit Facility
Balance at December 31, 2020	$32,000
Proceeds	23,500
Repayment	(43,000)
Balance at December 31, 2021	12,500
Proceeds	-
Repayment	-
Balance at March 31, 2022	$12,500

Amortization of the deferred financing costs related to the Credit Facility for the three months ended March 31, 2022, and 2021 were $0.1 million and $0.1 million, respectively. As at March 31, 2022, the Company was in compliance with all of the covenants related to the Credit Facility.

8.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

A summary of the Company’s outstanding warrants as at March 31, 2022 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$3.28	June 29, 2023

c)	Share Purchase Options

The following table summarizes stock options which were outstanding and exercisable as at March 31, 2022 and 2021 and changes during the three months then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2021	4,025,493	$4.83
Granted	954,792	$6.23
Exercised	(470,678)	$2.80
Balance at March 31, 2022	4,509,607	$5.34

Options which have vested and are exercisable as at March 31, 2022	2,988,105	$4.82

Balance at December 31, 2020	4,068,884	$4.05
Granted	827,565	$6.57
Exercised	(664,351)	$2.18
Balance at March 31, 2021	4,232,098	$4.84

11

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

A summary of the Company’s outstanding stock options as at March 31, 2022 is presented below:

Number outstanding	Exercise Price (CAD$)	Expiry Date
141,766	$2.80	April 28, 2022
31,194	$2.80	May 30, 2022
696,485	$3.30	May 31, 2023
722,057	$5.18	April 3, 2024
50,000	$6.48	August 9, 2024
268,313	$5.83	December 12, 2024
787,435	$5.17	March 10, 2025
30,000	$6.54	June 24, 2025
827,565	$6.57	March 26, 2026
954,792	$6.23	March 22, 2027
4,509,607

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the three months ended March 31, 2022 and 2021:

	Three months ended
	March 31
	2022	2021
Risk-free interest rate	2.1%	0.5%
Expected volatility	43%	46%
Expected life	3 years	3 years
Expected dividend yield	1.0%	0.8%

The weighted average common share price during the three months ended March 31, 2022 and 2021, were $4.75 and $5.21 per share at the time the options were exercised, respectively. The weighted average remaining contractual life of the options as at March 31, 2022 was 3.02 years (2021: 3.21 years).

d)	Restricted Share Units (“RSUs”)

The following table summarizes RSUs which were outstanding as at March 31, 2022 and 2021 and changes during the three months then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2021	345,146	$6.37
Granted	195,467	$6.23
Balance at March 31, 2022	540,613	$6.32

Balance at December 31, 2020	192,694	$5.72
Granted	110,245	$6.57
Balance at March 31, 2021	302,939	$6.03

e)	Dividends

During the three months ended March 31, 2022, the Board of Directors of the Company declared and paid a dividend of $0.0125 per common share ($0.01 per common share for the comparable period in 2021).

12

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

9.	OPERATING EXPENSES BY NATURE

	Three months ended
	March 31
	2022	2021
Compensation and benefits	$1,478	$1,563
Corporate administration	304	252
Listing and filing fees	101	118
Professional fees	191	196
Amortization	14	37
Operating expenses before share-based compensation	2,088	2,166
Share-based compensation	484	344
Total operating expenses	$2,572	$2,510

10.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated based on the following:

	Three months ended
	March 31
	2022	2021
Net income	$3,523	$14,769
Basic weighted average number of shares	146,898,689	140,775,953
Basic earnings per share	$0.02	$0.10

Effect of dilutive securities
Warrants	1,443,138	4,642,579
Stock options	858,433	1,543,112
RSUs	147,747	92,891
Diluted weighted average number of common shares	149,348,007	147,054,535
Diluted earnings per share	$0.02	$0.10

The following table lists the weighted average number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three months ending March 31, 2022 and 2021 of $4.61 and $5.31, respectively.

	Three months ended
	March 31
	2022	2021
Warrants	-	-
Stock options	1,003,044	75,976
RSUs	19,547	-

13

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended
	March 31
Changes in non-cash working capital:	2022	2021
Accounts receivable	$(1,808)	$5,194
Prepaid expenses and other	177	196
Trade and other payables	(899)	(76)
Deferred revenue	-	(833)
Changes in non-cash working capital	$(2,530)	$4,481

Significant non-cash transactions:
Conversion of debenture (Note 3b)	$-	$3,410

Cash and cash equivalents at the end of the period:
Cash at bank	$10,907	$49,303

12.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended
	March 31
	2022	2021
Compensation and benefits	$1,103	$1,473
Share-based compensation	334	301
Total compensation	$1,437	$1,774

During the three months ended March 31, 2022 and 2021, the Company purchased $0.3 million and $0.7 million, respectively, of refined gold from Pan American Silver Corp. (“Pan American”) at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 16). As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

13.	INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Three months ended
	March 31
	2022	2021
Current tax expense	$588	$572
Deferred tax expense	1,199	3,162
Income tax expense	$1,787	$3,734

14

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended
	March 31
	2022	2021
Income before income taxes	$5,310	$18,503
Statutory tax rate	27%	27%
Expected income tax expense	$1,434	$4,996

Increase (decrease) due to:
Foreign tax rate differences	55	117
Non-deductible expenses	110	92
Withholding taxes	131	176
Change in unrecognized temporary differences	64	42
Recognition of temporary differences	(7)	(1,689)
Income tax expense	$1,787	$3,734

Deferred tax liabilities

The following table summarizes the composition of the Company’s deferred tax liabilities:

	March 31, 2022	December 31, 2021
Deferred tax liabilities
Non-capital losses	$11,846	$12,006
Investments and other	962	686
Prepaid gold interests	(764)	(354)
Royalty, stream and other interests	(18,341)	(17,649)
Total deferred tax liabilities	$(6,297)	$(5,311)

15

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

14.	SEGMENT INFORMATION

For the three months ended March 31, 2022:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Change in fair value of prepaid gold interests	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Auramet (USA)	Gold	-	2,451	(2,451)	-	1,382	1,382	2,058
Beta Hunt (AUS)	Gold	1,491	-	-	(86)	-	1,405	1,347
Camino Rojo (MEX)	Gold	784	-	-	(627)	-	157	83
El Mochito (HON)	Silver	-	1,409	(328)	(276)	-	805	1,080
Elevation (CAN)	Gold	-	1,202	(1,202)	-	137	137	1,141
Florida Canyon (USA)	Gold	582	-	-	(169)	-	413	678
Hope Bay (CAN)	Gold	1	-	-	-	-	1	142
Karma (BFA)	Gold	468	-	-	(276)	-	192	568
La Colorada (MEX)	Gold	-	978	(342)	(190)	-	446	637
Moose River (CAN)	Gold	175	-	-	(64)	-	111	353
Moss (USA)	Silver	-	1,748	(346)	(455)	-	947	1,403
Mt Carlton (AUS)	Gold	658	-	-	(120)	-	538	785
Omolon (RUS)	Gold	1,499	-	-	(692)	-	807	-
Recuperada (PER)	Silver	334	-	-	(270)	-	64	-
San Jose (MEX)	Silver	436	-	-	(143)	-	293	477
Vivien (AUS)	Gold	355	-	-	(26)	-	329	433
Other (Various)	Various	83	-	-	-	-	83	83
Total segments		6,866	7,788	(4,669)	(3,394)	1,519	8,110	11,268
Operating expenses		-	-	-	-	-	(2,572)	(2,934)
Foreign exchange		-	-	-	-	-	145	1
Finance expense		-	-	-	-	-	(309)	-
Income taxes paid		-	-	-	-	-	-	(537)
Other		-	-	-	-	-	(64)	221
Total corporate		-	-	-	-	-	(2,800)	(3,249)
Consolidated total		6,866	7,788	(4,669)	(3,394)	1,519	5,310	8,019

16

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the three months ended March 31, 2021:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on buy back of royalty interest	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Beta Hunt (AUS)	Gold	2,350	-	-	(158)	-	2,192	4,299
El Mochito (HON)	Silver	-	2,218	(542)	(373)	-	1,303	1,676
Florida Canyon (USA)	Gold	693	-	-	(191)	-	502	643
Hope Bay (CAN)	Gold	370	-	-	(121)	10,983	11,232	3,138
Karma (BFA)	Gold	677	-	-	(420)	-	257	682
La Colorada (MEX)	Gold	-	1,785	(654)	(392)	-	739	1,131
Moose River (CAN)	Gold	316	-	-	(138)	-	178	429
Moss (USA)	Silver	-	2,194	(433)	(684)	-	1,077	1,761
Mt Carlton (AUS)	Gold	374	-	-	(184)	-	190	767
Omolon (RUS)	Gold	753	-	-	(509)	-	244	-
San Jose (MEX)	Silver	622	-	-	(235)	-	387	574
Vivien (AUS)	Gold	680	-	-	(87)	-	593	654
Other (Various)	Various	48	-	-	(47)	-	1	47
Total segments		6,883	6,197	(1,629)	(3,539)	10,983	18,895	15,801
Operating expenses		-	-	-	-	-	(2,510)	(1,451)
Gain on conversion of debenture		-	-	-	-	-	2,410	-
Foreign exchange loss and other		-	-	-	-	-	(42)	157
Finance expense		-	-	-	-	-	(294)	(234)
Income taxes paid		-	-	-	-	-	-	(526)
Other		-	-	-	-	-	44	(268)
Total corporate		-	-	-	-	-	(392)	(2,322)
Consolidated total		6,883	6,197	(1,629)	(3,539)	10,983	18,503	13,479

Non-current Assets by Geographical Region:

	March 31, 2022	December 31, 2021
North America
USA	$150,809	$146,245
Mexico	63,051	64,012
Canada	37,905	37,969
South & Central America
Guatemala	16,069	16,069
Chile	10,073	10,073
Peru	11,357	11,607
Dominican Republic	5,160	5,160
Honduras	6,858	7,090
Argentina	3,200	3,200
Other
Russia	23,412	24,104
Burkina Faso	12,232	12,508
Australia	6,460	6,691
Côte d’Ivoire	4,030	4,030
Ghana	3,527	3,527
Various	3,995	3,995
Total(1)	$358,138	$356,280

(1)	Includes royalty, stream, and other interests (Note 4), prepaid gold interests (Note 5) and deferred financing costs and other.

17

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

15.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At March 31, 2022, the capital structure of the Company consists of $373.8 million (December 31, 2021: $371.8 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive (loss) income, and retained earnings, and $12.5 million (December 31, 2021: $12.5 million) drawn on the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 7). The Company is in compliance with its debt covenants at March 31, 2022.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, could have potential negative impacts on the Company’s ability to receive payments under its royalty interest in the Omolon hub in Russia that is operated by Polymetal International plc. At March 31, 2022, the Company’s accounts receivable related to its Omolon hub royalty interest is $4.4 million.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, and trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at March 31, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the USD would increase (decrease) net income by $0.2 million and other comprehensive income by $0.3 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at March 31, 2022, the Company had cash and cash equivalents of $10.9 million (December 31, 2021: $17.1 million) and working capital of $34.4 million (December 31, 2021: $33.3 million). In addition, at March 31, 2022, the Company had $147.5 million available under its Credit Facility (Note 7).

18

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies with a combined fair market value as at March 31, 2022 of $3.1 million (December 31, 2021: $2.7 million) (Note 6). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at March 31, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.3 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2022 and December 31, 2021. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at March 31, 2022			As at December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$3,059	$-	$-	$2,678	$-	$-
Warrants	-	233	-	-	11	-
Prepaid gold interests	-	-	52,021	-	-	47,702
Total	$3,059	$233	$52,021	$2,678	$11	$47,702

The fair value of the prepaid gold interests are determined using a discounted cash flow model with unobservable inputs. As a result, the fair value of the prepaid gold interests are designated as a Level 3 fair value measurement (Note 5).

19

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

16.	CONTRACTUAL OBLIGATIONS

In connection with its Streams and prepaid gold interests, the Company has committed to purchase the following:

	Percent of life of mine production or relevant commodity		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%		$450
La Colorada	100%		$650

Silver Stream interests
El Mochito	25%		25% of silver spot price
Moss	100	%(1)	20% of silver spot price

Prepaid Gold Interests
Auramet	1,250 ounces plus 2% of dividends paid(2) per quarter		16% of gold spot price
Elevation	Gold equivalent of $1.0 million plus certain fixed amounts of gold per quarter(3)		5% of gold spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)	Amount of gold that is the equivalent value to all dividends distributed by Auramet International LLC on 2% of its shares.

(3)	Six quarterly deliveries ending in June 2023.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont Corporation in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

In connection with increasing and expanding the royalty interest at Omolon, the Company agreed to make an additional $1.5 million cash payment upon sales of 1.2 million gold equivalent ounces.

17.	SUBSEQUENT EVENTS

Quarterly Dividend Declared

On May 12, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on June 15, 2022, to shareholders of record as of the close of business on May 31, 2022.

Credit Facility Drawdown

Subsequent to March 31, 2022, the Company drew down $5.0 million from its Credit Facility leaving $142.5 million remaining available.

20